UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    June 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated June 9, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: June 9, 2008

Signed: /s/  Michael Bebek

                  Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V:  KGN
AMEX: KGN

KEEGAN CONTINUES TO HIT EXCELLENT GOLD GRADES ON INFILL AND STEPOUT HOLES AT ESAASE GOLD PROPERTY

Vancouver, BC, June 9, 2008 - Keegan Resources Inc. ("Keegan") is pleased to announce the results of ten infill and nine stepout drill holes collared in the northern portion of the Main Zone at Esaase.  Eight of the stepout holes are down dip extensions to the 43-101 resource in the north portion of the Main Zone.  Highlights include 46 meters of 2.72 g/t Au and 24 meters of 3.6 g/t Au in drill hole 333 and 42 meters of 1.57 g/t Au in drill hole 334.  Drill hole 337, collared in the recently discovered north extension, 360 meters north of the 43-101 resource intercepted 5 meters of 5.68 g/t Au.

Highlights from infill drilling include 46 meters of 1.98 g/t Au in drill hole 320, 16 meters of 4.02 g/t Au right from surface in drill hole 328, and 32 meters of 2.35 g/t Au and 41.8 meters of 1.88 g/t Au in drill hole 332.  Keegan plans to continue aggressively drilling both the western and northern extensions.  Please see www.keeganresources.com for a drill hole location map.

Table 1. Significant infill and stepout hole intercepts from recent Esaase Drilling

Hole ID	From (m)	To (m)	Width (m)	Au (g/t)	Hole ID	From (m)	To (m)	Width (m)	Au (g/t)
Infill Drill Holes; north portion of Main Zone					Stepout Holes West and North Extension
KERC318	1	7	7	2.75	KERC323	27	32	5	3.68
including	1	2	1	11.3	including	28	29	1	11.76
KERC318	19	49	30	1.18	KERC323	131	142	11	1.08
KERC318	73	93	20	1.36	KERC323	153	158	5	1.314
KERC319	46	71	25	0.81	KERC323	208	224	16	1.68
KERC319	84	89	5	0.92	including	208	209	1	15.49
KERC319	99	112	13	0.52	KERC324	199	209	10	2
KERC319	123	138	15	1.49	KERC324	228	238	10	1.52
KERC319	157	195	38	1.03	including	208	209	1	11.6
KEDD320	39	47	8	4.31	KERC325	256	286	30	1
including	41	42	1	24.9	KEDD326	136	145	9	0.51
KEDD320	73	78	5	0.68	KEDD326	183	192	9	2.39
KEDD320	117	139	22	1.18	KEDD326	239	244	5	3.43
including	127	128	1	11.35	KEDD326	256	276	20	1.76
KEDD320	150	164	14	1.16	including	262	263.1	1.1	12.78
KEDD320	218	264	46	1.98	KERC333	125	171	46	2.72
including	226	227	1	26.8	including	125	126	1	44.4
and	251	252	1	15.2	And	158	159	1	56.98
KERC321	9	16	7	0.91	KERC333	186	192	6	1.57
KERC321	30	40	10	0.71	KERC333	203	227	24	3.6
KERC321	58	63	5	1.35	including	210	211	1	65.85
KERC321	145	151	6	1.05	KEDD334	24	33	9	1.34
KERC321	170	180	10	0.98	KEDD334	140	155	15	0.8
KERC322	92	99	7	0.84	KEDD334	193.9	210	16.1	1.05
KERC322	178	213	35	1.62	KEDD334	234	276	42	1.57
including	182	183	1	10.49	including	235	236	1	12.9
and	186	187	1	12.54	KEDD335	136	150	14	0.86
KERC327	67	76	9	3.33	KEDD335	165	180	15	2.63
including	67	68	1	11.9	including	170	171	1	28.5
KERC328	0	16	16	4.02	KEDD335	219	224	5	0.55
including	2	3	1	49.2	KEDD335	231	236.8	5.8	1.57
KERC328	97	102	5	1.49	KEDD335	273	307.1	34.1	1.29
KERC328	121	129	8	0.8	including	303	304	1	10.7
KERC329	11	33	22	0.95	KEDD336	Assays pending
KERC329	45	71	26	0.79	KERC337	112	120	8	1.24
KERC329	90	112	22	1.98	KERC337	129	134	5	5.68
including	105	106	1	15.25	including	129	130	1	27.5
KERC329	130	150	20	1.56
including	133	134	1	10.95
KERC330	113	138	25	1.25
KERC331	27	50	23	1.04
KEDD332	18	50	32	2.35
including	32	33	1	42.32
KEDD332	71	81	10	0.75
KEDD332	106.2	148	41.8	1.88
including	122.93	123.76	0.83	27.76
and	137	137.85	0.85	10.13

President and CEO Dan McCoy states: "We are very encouraged to see the deposit continuing to grow in multiple directions and particularly to see continuous wide, high grade zones in the west extension.  We believe that Esaase will continue to grow into a major world class gold resource.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. All samples are using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance.  In instances where variance is greater than 10%, the assays from both samples are averaged.  Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported. Mineralization strikes approximately 30 degrees east of north and dips 45 to 60 degrees to the west. The drill holes are oriented at 110 degrees azimuth and are inclined at 45 degrees to the east, so true widths are estimated to be over 80% of the drilled widths.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and on the AMEX under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture and AMEX Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.